Rec'd 3/1/07



SECU[RITIES AND EXCHANGE COMMIS]SION 07002903

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SEC FILE NUMBER
8- 27154

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prudential Equity Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One New York Plaza
(No. and Street)

New York (City) New York (State) 10292-0128 (Zip Code)

PROCESSED MAR 16 2007 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. James P. McCormack 212-778-4587
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Prudential Equity Group, LLC and Subsidiaries

Table of Contents

PRICEWATERHOUSECOOPERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2007
DIVISION OF MARKET REGULATION

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
Prudential Equity Group, LLC

In our opinion, the accompanying consolidated statement of financial condition, presents fairly, in all material respects, the financial position of Prudential Equity Group, LLC and Subsidiaries (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2007

Consolidated Statement of Financial Condition
December 31, 2006 (in thousands)

Assets	
Cash and cash equivalents	$19,782
Cash and securities segregated under federal and other regulations	996
Securities purchased under agreements to resell	88,453
Receivable from clearing organizations	35,400
Financial instruments owned, at fair value, on deposits with clearing broker:	
US government and federal agency debt	14,985
Financial instruments owned, at fair value:	
Commercial paper and certificates of deposit	120,699
Restricted equity investments	63,320
Equities	614
Options and other	1,045
Other assets	9,773
	$355,067
Liabilities and Member's Equity	
Liabilities	
Financial instruments sold, but not yet purchased, at fair value:	
Equities	$961
Due to affiliates	21,008
Accrued compensation	41,627
Accrued expenses and other liabilities, including costs for litigation and regulatory matters	114,708
	178,304
Member's Equity	
Contributed capital	1,271,505
Accumulated losses	(1,095,623)
Accumulated other comprehensive income	881
Total Member's Equity	176,763
	$355,067

The accompanying notes are an integral part of this consolidated financial statement.

1. Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Prudential Equity Group, LLC and its subsidiaries (the "Company"), formerly known as Prudential Securities Incorporated and subsidiaries ("PSI"). As of February 2, 2004, the Company converted to a Limited Liability Company whose sole member is Prudential Securities Group Inc. (the "Parent"). The Parent is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). All material intercompany balances and transactions are eliminated in consolidation. The principal business of the Company is to provide equity research, sales and trading services to institutions in the United States, Europe and Japan that invest in U.S. equity securities. The Company is an introducing broker, clearing all transactions with and for customers on a fully-disclosed basis through a third-party clearing firm. The Company promptly transmits all customer funds and securities to the clearing broker, which carries all accounts of such customers.

Proprietary securities transactions, commission revenues and related expenses are recorded on a trade date basis. Client transactions are recorded on a settlement date basis.

Cash equivalents are short-term interest-earning deposits.

Other assets consist primarily of office equipment and leasehold improvements, exchange memberships and prepaid expenses. Office equipment and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the lesser of the estimated economic life of the improvement or the remaining term of the lease. Office equipment is depreciated on the straight-line method based on the estimated useful lives of the assets. Accrued expenses and other liabilities consists primarily of legal reserves, and trade payables.

Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of a matter that are reasonably estimable and, if so, such costs are included in the accrual.

In the ordinary course of business, the Company participates in a variety of financial transactions and administrative services with its Parent and affiliates as described in Notes 5, 6, 7, and 10. At December 31, 2006, approximately $209 million of the Company's assets are managed by an affiliate, Prudential Investment Management.

The Company receives commissions as compensation for providing securities execution and research services (either proprietary or third-party) to our investment advisor clients. The portion of commission used to pay for research is considered to be a "soft dollar" payment from the investment advisor client's perspective since the advisor is able to receive research without having to pay for such research out of its own pocket. Technically, the term "soft dollars" should be used in connection with an investment advisor (fiduciary) that obtains an indirect financial benefit from its clients. Section 28(e) of the Securities Exchange Act of 1934 permits this activity since the research obtained by the advisor also benefits the underlying account (sub-account) owners. Under a typical arrangement entered with the Company's investment advisor clients, the value of third-party research or brokerage services is based on an agreed percentage of commission revenue provided by that investment advisor. In instances where the Company has received commissions in advance of paying expenses under these arrangements, it will also accrue an expense for research or brokerage services due to those investment advisors. In

(in thousands, except where noted)

instances where the Company has paid for research or brokerage expenses, and not received commission income, it will defer those research or brokerage expenses until the commissions are provided.

The preparation of the Financial Statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition as well as the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and could have a material impact on the Consolidated Statement of Financial Condition. It is possible that such changes could occur in the near term. In presenting the Consolidated Statement of Financial Condition management makes estimates regarding the outcome of litigation, certain trading inventory valuations, certain costs allocated by affiliates and other matters that affect the reported amounts and disclosure of contingencies in the Consolidated Statement of Financial Condition.

2. Cash and Securities Segregated Under Federal and Other Regulations

The Company has segregated assets in cash totaling $996 at December 31, 2006 under various regulatory requirements primarily representing funds deposited and accruing to customers as a result of trades or contracts.

3. Resale Agreements

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is Company policy to take possession or control of securities purchased under agreements to resell and to value the securities daily. To ensure the market value of the underlying collateral remains sufficient to protect against credit risk, additional collateral is obtained when deemed appropriate. The market value of collateral obtained by the Company pursuant to such agreement as of December 31, 2006 is $90,112.

4. Financial Instruments Owned and Financial Instruments Sold But Not Yet Purchased

Financial instruments owned and financial instruments sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices for related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

The Restricted equity investments represent 962.124 shares in NYSE Group, Inc as a result of the conversion of the Company's exchange membership seats in the NYSE to NYSE Group, Inc common stock upon approval of the NYSE's merger with Archipelago. Management's estimate of fair value of the NYSE Group, Inc. shares is $63,320 as of December 31, 2006. The restrictions on these shares expire annually in one-third increments on March 7, 2007, 2008 and

(in thousands, except where noted)

2009, respectively. In determining its estimate of fair value, management has established a liquidity reserve against the market value of these securities in order to reflect the investment at fair value due to the restrictions on sale. In September 2006, the Company committed to contributing an amount not to exceed $15,936 of these shares to an affiliate, Pru Foundation, once the necessary restrictions expire. The Company recorded a payable of $15,683 in accrued expenses and other liabilities in the Statement of Financial Condition.

5. Income Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of its single member owner, Prudential Securities Group Inc. The Parent is included in the consolidated federal income tax return of Prudential. The Parent also files separate state income tax returns and is included in certain consolidated state income tax returns.

All federal and state income tax liabilities and/or benefits incurred after February 2, 2004 are passed through to the sole member owner in accordance with the Internal Revenue Code. The Company no longer files separate state income tax returns. Prior to converting to a Limited Liability Company, the Company was a member of a group of affiliated companies which joined in filing a consolidated federal income tax return. In addition, the Company also filed separate state and local income tax returns.

Pursuant to the tax allocation agreement, federal, state and local income tax expense is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal and state and local tax provisions. Total allocated federal, state and local taxes are paid by/to the Parent. Deferred taxes are recorded on the Parent's financial statements and therefore deferred taxes are not provided. The U.S. Federal, state and local taxes of $42,200 were settled as a distribution from capital to its Parent in accordance with the Company's tax sharing agreement.

The Internal Revenue Service (the "Service") has completed all fieldwork with regards to its examination of the consolidated federal income tax returns for tax years 2002-2003. The Company and Service have agreed on all proposed adjustments. The Company anticipates the final report being submitted to the Joint Committee on Taxation for their review during the first quarter of 2007. Management believes the close of the 2002 and 2003 examination does not result in material financial adjustment for the Company. In addition, the Service in January 2007 began an examination of tax years 2004 through 2006.

For tax year 2007, the Company has chosen to participate in the Service's new Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during the 2007 tax year in order to reach agreement with the Company on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will significantly shorten the time period between when the Company files its federal income tax return and the Service completes its examination of the return.

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB Statement No. 109. This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax

(in thousands, except where noted)

return. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN No. 48 on January 1, 2007, and it did not have a material effect on the Company's financial position or results of operations.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than the minimum dollar net capital requirement of a reporting broker or dealer. At December 31, 2006, the Company has net capital of $93,813 which is $92,813 in excess of the minimum required net capital. See Note 10 regarding the Prudential's guarantee to adequately fund the Company's net capital requirement.

The Company operates the majority of its business under the provisions of paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 as a fully-disclosed introducing broker and, accordingly, customer accounts are carried on the books of the Clearing Broker. However, the Company is subject to the provisions of SEC 15c3-3 relating to possession or control and customer reserve requirements as it relates to one item. The company identified commissions received during 2006 from mutual funds pursuant to a brokerage services arrangement wherein the Company agreed to pay a portion of the funds' client expenses. At December 31, 2006, there were no amounts owed under this arrangement.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

7. Benefit Plans

Pension Plans

Substantially all of the Company's employees participate in a defined benefit pension plan sponsored by Prudential. Prudential charges these costs to the Company and maintains the ultimate obligation.

Other Employee Benefits

The Company sponsors a voluntary 401(k) savings plan for employees. The plan provides for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary.

Other Postretirement Benefits

Prudential provides for certain healthcare and life insurance benefits for eligible retired employees of the Company. Prudential charges these costs to the Company and maintains the ultimate obligation.

Stock-Based Compensation

In 2006 and prior, Prudential issued stock-based compensation in the form of stock options, restricted stock shares, restricted stock units and performance share awards.

Effective January 1, 2003, Prudential and the Company changed its accounting for employee stock options to adopt the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," as amended, prospectively for all new stock options granted to

(in thousands, except where noted)

employees on or after January 1, 2003. Accordingly, the Company records the allocated compensation costs for these stock options over the requisite service period, generally three years, with a charge to compensation expense. Prior to January 1, 2003, Prudential and the Company accounted for employee stock options using the intrinsic value method of APB No. 25 "Accounting for Stock Issued to Employees," and related interpretations. Under this method, Prudential and the Company did not recognize any stock-based compensation expense for employee stock options as all options granted had an exercise price equal to the market value of Prudential's Common Stock on the date of grant.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), "Share-Based Payment," which replaces SFAS No. 123. SFAS No. 123(R) requires all entities to apply the fair value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. Under this method, compensation costs of awards to employees, such as stock options, are measured at fair value and expensed over the period during which an employee is required to provide service in exchange for the award (requisite service period). As described above, Prudential and the Company had previously adopted the fair value recognition provisions of the original SFAS No. 123, prospectively for all new stock options issued to employees on or after January 1, 2003. The Company adopted SFAS No. 123(R) on January 1, 2006. By that date, there were no unvested stock options issued prior to January 1, 2003. Accordingly, there was no material change to the Consolidated Statement of Financial Condition.

8. Derivatives and Financial Instruments with Off-Balance Sheet Risk

Financial instruments with off-balance sheet risk include financial instruments sold but not yet purchased and certain derivative financial instruments.

Financial instruments sold but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating a liability to purchase the financial instruments at prevailing market prices. Accordingly, these transactions result in exposure to market risk as the Company's ultimate obligation may exceed the amount recognized in the Consolidated Statement of Financial Condition.

The Company enters into derivative transactions, primarily exchange-traded options. An option contract provides the option purchaser with the right, but not the obligation, to buy or sell the underlying security. The option writer is obligated to sell or buy the underlying security if the option purchaser chooses to exercise. These derivative instruments are held for trading purposes, which include meeting the needs of clients and are subject to varying degrees of market risk.

The Company's options are valued daily. Quoted market prices are used when available. Values are affected by changes in market conditions including interest rates, market volatility and market liquidity. The Company records any unrealized gains and losses on its options contracts used in a trading capacity by marking-to-market the contracts on a daily basis. The unrealized gain or loss is recorded in the Consolidated Statement of Financial Condition with the related profit or loss reflected in revenues.

9. Risk Management

Transactions involving derivative and non-derivative financial instruments involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis through a variety of reporting and control procedures.

Market Risk
Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, equity prices, and other market factors. The Company employs a variety of methods to monitor its market risk profile. Senior management is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies. The Company also has a risk management group which reviews the Company's risk profile and aids in setting and monitoring risk management policies of the Company.

Credit Risk in Proprietary Transactions
Counterparties to the Company's proprietary trading activities are primarily financial institutions including brokers and dealers, banks, and fund managers. Credit losses could arise should counterparties fail to perform under the terms of the contracts. The Company manages credit risk by dealing with creditworthy counterparties.

Credit Risk in Client Activities
In the normal course of business, the Company's activities include trade execution for its institutional clients. These activities may expose the Company to risk arising from price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker carries all of the accounts of the customers of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted primarily on a cash basis. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are settled properly by the Clearing Broker.

Concentrations of Credit Risk
Concentrations of credit risk exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. In its trade facilitation activities, the Company is actively involved in securities brokerage and trading with a broad range of institutional investors.

The Company's most significant industry concentration, which arises within its normal course of business activities, is financial institutions which include other brokers and dealers, commercial banks, certain government sponsored agencies, and fund managers. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair the counterparties' abilities to satisfy their obligations to the Company.

(in thousands, except where noted)

10. Commitments and Contingencies

Leases

The Company leases space in the home office from WSFH. The Company leases its branch and home office space under noncancelable agreements expiring at various dates through the year 2014.

At December 31, 2006, the aggregate minimum rentals (net of sublease income) due under noncancelable operating leases are as follows:

2007	$12,855
2008	11,218
2009	10,915
2010	11,095
2011	10,047
Thereafter	26,474
	$82,604

Certain occupancy leases are subject to escalation or reduction based on specified costs incurred by the landlord.

Letter of Credit

A letter of credit has been obtained by the Company and was in place at December 31, 2006 in the amount of approximately $2 million principally to satisfy any of the Company's outstanding debts to research vendors on behalf of one of the Company's customers in the event of non-payment.

Guarantee

On March 1, 2005, and as extended on February 28, 2007, the Prudential agreed to provide the Company financial support as necessary in order for the Company to maintain compliance with the Uniform Net Capital Rule under the Securities Exchange Act of 1934, for a period of time of one year from the date of the letter.

Litigation

The Company is subject to various legal and regulatory actions rising principally out of the retail brokerage business it operated prior to contribution of that business to the Company's joint venture with Wachovia Securities in July 2003. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damage.

Discontinued Operations

PSI has been named as a defendant in a number of industry-wide purported class actions in the United States District Court for the Southern District of New York relating to its former securities underwriting business. Plaintiffs in one consolidated proceeding, captioned *In re: Initial Public Offering Securities Litigation*, allege, among other things, that the underwriters engaged in a scheme involving tying agreements, undisclosed compensation arrangements and research analyst conflicts to manipulate and inflate the prices of shares sold in initial public offerings in violation of the federal securities laws. Certain issuers of these securities and their current and former officers and directors have also been named as defendants. In October 2004, the district court granted plaintiffs' motion for class certification in six "focus cases." In

potentially adverse impacts to the Company's businesses. In addition to the regulatory proceedings described above that were settled in 2006, in October 2004, Prudential Financial and

PSI were named as defendants in several class actions brought on behalf of purchasers and holders of shares in a number of mutual fund complexes. The actions are consolidated as part of a multi-district proceeding, *In re: Mutual Fund Investment Litigation*, pending in the United States District Court for the District of Maryland. The complaints allege that the purchasers and holders were harmed by dilution of the funds' values and excessive fees, caused by market timing and late trading, and seek unspecified damages. In August 2005, the companies were dismissed from several of the actions, without prejudice to repleading the state claims, but remains defendants in other actions in the consolidated proceeding. In July 2006, in one of the consolidated mutual fund actions, *Saunders v. Putnam American Government Income Fund, et al.*, the United States District Court for the District of Maryland granted plaintiffs leave to refile their federal securities law claims against PSI. In August 2006, the second amended complaint was filed alleging federal securities law claims on behalf of a purported nationwide class of mutual fund investors seeking compensatory and punitive damages in unspecified amounts. Motions to dismiss the other actions are pending.

Other

In September and October 2005, five purported class action lawsuits were filed against Prudential, PSI and the Company claiming that stock brokers were improperly classified as exempt employees under state and federal wage and hour laws and, therefore, were improperly denied overtime pay. The complaints seek back overtime pay and statutory damages, interest, and attorneys' fees. Two of the complaints, *Janowsky v. Wachovia Securities, LLC* and *Prudential Securities Incorporated and Goldstein v. Prudential Financial, Inc.*, were filed in the United States District Court for the Southern District of New York. The *Goldstein* complaint purports to have been filed on behalf of a nationwide class. The *Janowsky* complaint alleges a class of New York brokers. Motions to dismiss and compel arbitration were filed in the *Janowsky* and *Goldstein* matters, which have been consolidated for pre-trial purposes. The three complaints filed in California Superior Court, *Dewane v. Prudential Equity Group, Prudential Securities Incorporated,* and *Wachovia Securities LLC; DiLustro v. Prudential Securities Incorporated, Prudential Equity Group Inc. and Wachovia Securities; and Carayanis v. Prudential Equity Group LLC and Prudential Securities Inc.*, purport to have been brought on behalf of classes of California brokers. In June 2006, a purported New York state class action complaint was filed in the United States District Court for the Eastern District of New York, *Panesenko v. Wachovia Securities, et al.*, alleging that the PSI failed to pay overtime to brokers in violation of state and federal law. In September 2006, PSI was sued in *Badain v. Wachovia Securities, et al.*, a purported nationwide class action filed in the United States District Court for the Western District of New York. The complaint alleges that PSI failed to pay overtime to stockbrokers in violation of state and federal law and that improper deductions were made from the stockbrokers' wages in violation of state law.

Summary

Our litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, the outcomes cannot be predicted. It is possible that our results of operations or cash flow in a particular period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on our financial position.

11. Fair Value Disclosure

The financial instruments of the Company, namely reverse repurchase agreements, commercial paper and certificates of deposit are reported in the Consolidated Statement of Financial Condition at carrying amounts that approximate fair values because of the short maturities of the investments. All other financial instruments are reported in the Consolidated Statement of Financial Condition at market or fair value.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Member of
Prudential Equity Group, LLC

In planning and performing our audit of the consolidated financial statements of Prudential Equity Group, LLC and Subsidiaries (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

PRICEWATERHOUSECOOPERS

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 28, 2007

END